Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation

A-Mark Precious Metals, Inc.	New York
Collateral Finance Corporation, Inc.	Delaware
Bowers and Merena Auctions LLC	Delaware
Ponterio & Associates, Inc.	California
Spectrum Numismatics International, Inc.	California
Teletrade, Inc.	Delaware
Greg Martin Auctions, Inc.	California
H.R. Harmer Nutmeg Auctions, Inc.	Delaware
Spectrum Wine Auctions, LLC	California
Corinphila Auktionen AG	Switzerland
Heinrich Kohler AuktionshausGmbH & Co. KG	Germany
Heinrich Kohler Briefmarkenhandel, GmbH & Co. KG	Germany
John Bull Stamp Auctions, Ltd.	Hong Kong